SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Releases Guidance for Year 2008 Revenues and Profitability

š	Pointer expects to record revenues of approximately $65 Million

š	Operating income is expected to be in the range of $6 Million

Givatayim, Israel January 7th, 2008 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR), Tel-Aviv Stock Exchange: PNTR), a leading provider of technology and services to automotive industry, insurance companies and fleets, including road-side assistance, towing, stolen vehicle retrieval and fleet management services to customers in over 20 countries, announced today its guidance for 2008 annual financial results.

Background:
Between 2004 and 2007 Pointer presented ability to significantly increase its business through several acquisitions in Israel and Argentina, consequently increasing its consolidated revenues from $5.2 million in 2003 to expected revenues of approximately $65 million in 2008

Pointer is currently consolidating its technology division, based on the merger of the business of former Cellocator with the products and command & control applications developed in-house

Y2008 guidance:
Pointer expects to record revenues of approximately $65.0
Operating income is expected to be in the range of $6.0 million

Danny Stern, Pointer’s CEO said: “Pointer is one of few companies world-wide with technology solutions for the broad spectrum of requirements of Location Based Services. This means vehicle devices with multiple communication & interfacing options, command and control software, integration capabilities that cater to many vertical markets and operational know-how. The increasing demand for high-quality technology and services from automotive manufacturers, car dealers, fleet operators as well as insurance companies, creates unique business opportunities for our company”, concluded Mr. Stern.

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators in 25 countries provide similar services with various components based on Pointer’s technology

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: January 7, 2008